

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 26, 2010

Jennifer Magro
Chief Financial Officer and Director
Diversified Multi-Advisor Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street - 10th Fl.
New York, New York 10022

> **Re:** **Diversified Multi-Advisor Futures Fund L.P.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-26132**

Dear Ms. Magro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rita M. Molesworth, Esq. (*via facsimile*)